

May 21, 2014

<u>Via E-Mail</u>
Ms. Carol Meltzer
General Counsel and Secretary
A-Mark Precious Metals, Inc.
429 Santa Monica, CA 90401

  Re: A-Mark Precious Metals, Inc.
     Item 9.01 Form 8-K
     Filed February 25, 2014
     Item 4.01 Form 8-K/A
     Filed April 8, 2014
     File No. 001-36347

Dear Ms. Meltzer:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Jennifer Thompson

      Jennifer Thompson
      Accounting Branch Chief